DATED 21 JANUARY 2026

SALE AND PURCHASE AGREEMENT

---

relating to **WARWICK COMPANY (UK) LIMITED**

among

THE ITE SELLER

THE BLUE OWL SELLER

THE AXONIC SELLERS

and

ASSURED GUARANTY UK HOLDINGS LTD

CONTENTS

THIS AGREEMENT is made on 21 January 2026

BETWEEN:

(1) **LONG DURATION FINANCING SUB LLC**, a limited liability company incorporated in Delaware whose registered office is at 200 Park Avenue South, Suite 1511 New York, NY 10003 (the "**ITE Seller**");

(2) **BLUE OWL GP STAKES V (B) LP**, a Delaware limited partnership whose registered office is at 1290 Avenue of the Americas, New York, NY 1010 (the "**Blue Owl Seller**");

(3) **AXONIC FUNDING (CAYMAN) LP**, a Cayman limited partnership whose registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, Cayman Islands KY1-9009 (the "**Axonic Funding Seller**");

(4) **AXONIC CAPITAL LLC** a limited liability company organized in Delaware whose principal office is at 520 Madison Avenue, 42nd Floor, New York, NY 10022 (the "**Axonic Capital Seller**"); and

(5) **ASSURED GUARANTY UK HOLDINGS LTD**, a private limited company incorporated under the laws of England and Wales, whose registered office is at 6 Bevis Marks, 11th Floor, London, United Kingdom, EC3A 7BA (the "**Purchaser**").

WHEREAS:

(A) The Sellers (as defined below) are, at the date of this Agreement, the legal and beneficial owners of the number of Sale Shares as set out opposite their names in Schedule 1.

(B) Each of the Sellers has agreed to sell, and the Purchaser has agreed to purchase, all of their Sale Shares, in each case on the terms and subject to the conditions of this Agreement.

IT IS AGREED:

1. INTERPRETATION

1.1 In this Agreement:

"**Accounting Date**" means 31 December 2022, 31 December 2023 and 31 December 2024;

"**Accounting Standards**" means the United Kingdom Accounting Standards, including Financial Reporting Standard 102, "The Financial Reporting Standard applicable in the United Kingdom and the Republic of Ireland" ("**UK GAAP**") applied in a manner consistent with the Financial Statements;

"**Actual Book Value**" means ████ of the amount of the net asset value in respect of the Group as specified in the Completion Accounts, calculated in accordance with Schedule 4 and comprising each of the line items set out in Appendix 1 to Schedule 4 (*Completion Accounts Format*);

"**Affiliates**" means:

(a)   in the case of the Sellers, such Seller's Affiliates; and

(b)   in the case of the Purchaser, the Purchaser Affiliates;

"**Articles**" means the articles of association of Warwick Topco as of the date hereof or as amended in accordance with the terms of this Agreement;

"**Authority**" means any governmental, statutory, regulatory or industry authority, agency, body or other instrumentality thereof or prosecutor (including any stock exchange or listing authority, any data protection supervisory authority, the BMA), political subdivision, court or arbitrator;

"**Axonic Capital Seller**" has the meaning given to it in the Parties section of this Agreement;

"**Axonic Funding Seller**" has the meaning given to it in the Parties section of this Agreement;

"**Axonic Sellers**" means the Axonic Funding Seller and the Axonic Capital Seller;

"**B Preference Shares**" means the B preferred shares of £0.001 nominal value each in the capital of Warwick Topco;

"**Blue Owl Seller**" has the meaning given to it in the Parties section of this Agreement;

"**BMA**" means the Bermuda Monetary Authority;

"**Business Day**" means a day (other than a Saturday or Sunday or a public holiday) when commercial banks are open for ordinary banking business in Bermuda and New York;

"**Claim**" means any claim, proceeding, suit or action against any Seller arising out of or in connection with this Agreement;

"**Companies Act**" means the Companies Act 2006, as amended at any time prior to the date of this Agreement;

"**Completion**" means the completion of the sale and purchase of the Sale Shares under this Agreement;

"**Completion Accounts**" means the accounts prepared in accordance with Part 1 of Schedule 4 (*Rules for Preparation of Completion Accounts*);

"**Completion Date**" means the date of this Agreement;

"**Confidentiality Agreements**" means the confidentiality agreements dated: (a) 29 April 2025 between Warwick Topco, the Purchaser and the ITE Seller; and (b) 19 May 2025 between the Purchaser and the Blue Owl Seller;

"**Connected Person**" means, in respect of an individual person:

(a)   the spouse or civil partner, parents and siblings (including step-siblings and half-siblings) and direct descendants of such individual and their respective spouses or civil partners, parents and siblings (including step-siblings and half-siblings) and direct descendants (together, the "**Connected Person's Family**");

(b)   any trust established by or for the benefit of that individual or a member of that individual's Connected Person's Family; and

(c)   any undertaking (other than a Group Company) in which that individual or that individual's Connected Person's Family is able to exercise or control the exercise of a majority of the votes able to be cast at general meetings, or to appoint or remove directors holding a majority of voting rights at board meetings, in each case on all, or substantially all, matters;

"**Connected Person's Family**" has the meaning given to it in the definition of "Connected Person";

"**Continuing Provisions**" means Clauses 1, 6, 7.2, 7.3, 9, 10 and 18 to 27 (inclusive);

"**Data Protection Laws**" means the following legislation to the extent applicable from time to time: (a) the GDPR and any national law supplementing the GDPR (such as, in the UK, the Data

Protection Act 2018) and (b) any other data protection or privacy laws, regulations or regulatory requirements applicable to the processing of personal data;

"**Data Room**" means the data room relating to the Transaction titled "Warwick Company (UK) Limited" and hosted by Charles Russell Speechlys LLP;

"**Deferred Shares**" means the deferred shares of £0.01 nominal value each in the capital of Warwick Topco;

"**Disclosed**" means fairly disclosed in the Disclosure Documents with sufficient detail to allow the Purchaser to make a reasonable assessment of the nature and scope of the matters, facts or circumstances disclosed and where relevant the extent and impact of their consequences;

"**Disclosed Transaction Bonuses**" means the amounts payable pursuant to the retention award letters contained in folder 15.13.2 of the Data Room;

"**Disclosure Documents**" has the meaning given to it in the Warranty Deed;

"**Disclosure Letter**" means the letter from Warwick Topco to the Purchaser, disclosing certain matters against the warranties contained in the Warranty Deed, dated the date of this Agreement;

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"**Draft Completion Accounts**" has the meaning given in paragraph 1.1, Part 3 of Schedule 4 (*Preparation, Delivery and Agreement*);

"**Effective Time**" means 11:59:59PM on 31 December 2025;

"**Encumbrance**" means any pledge, charge, lien, mortgage, debenture, hypothecation, security interest, pre-emption right, option, claim, equitable right, power of sale, pledge, retention of title, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

"**Equity Documents**" means the Articles, the Shareholders Agreement and the Subscription Agreement;

"**Escrow Account**" means the bank account operated by the Escrow Agent as set out in the Escrow Agreement;

"**Escrow Agent**" means Wilmington Trust (London) Limited, a company registered in England and Wales with number 05650152 whose registered office is at Third Floor, 1 King's Arms Yard, London EC2R 7AF;

"**Escrow Agreement**" means the agreement entered into on or around the date hereof amongst the Purchaser, the Sellers and the Escrow Agent in relation to the Escrow Account;

"**Escrow Amount**" means US $2,000,000.00;

"**Escrow Excluded Amounts**" means any difference between the Estimated Book Value and Actual Book Value with respect to any of (i) changes in asset values based on market condition adjustments, including, but not limited to (a) GBP interest rate movements, (b) GBP inflation rate movements, (c) USD interest rate movements, (d) credit spreads, and (e) USD / GBP exchange rates; (ii) changes in insurance or reinsurance reserve valuations based on (a) liability discount rates and/or (b) USD / GBP exchange rates; (iii) Transaction Expenses; and/or (iv) Leakage;

"**Escrow Period**" has the meaning given in paragraph 1 of Part 2 of Schedule 5;

"**Estimated Book Value**" means ████████████ ;

"**Excess Recovery Amount**" has the meaning given to it in Clause 12.6(c);

"**Exchange Rate**" means, in relation to a particular currency on a particular date, the exchange rate applicable to such other currency as published by the same source as the Group Company's financial information;

"**Expert**" has the meaning given in paragraph 2.1, Part 3 of Schedule 4 (*Preparation, Delivery and Agreement*);

"**Final Consideration**" has the meaning given in Clause 3.2 (*Consideration*);

"**Financial Statements**" means the full set of consolidated financial statements and footnote disclosures for the Group in accordance with the Accounting Standards audited by an independent accounting firm as of each Accounting Date;

"**Former Management Members**" means ████████████████████████ ████████████████████████████ ████████████████

"**Former Relevant Person**" means each former employee, worker, officer or consultant (whether such consultant provided services personally or through any form of service company) employed, engaged or retained by (and whether or not having had a written contract of employment or engagement with) any member of the Group;

"**Group**" means Warwick Topco, Warwick Bermuda LLC, Warwick ServiceCo UK Limited, Warwick Re Limited and Warwick Investment Advisory Services LLC, and "**Group Company**" shall be construed accordingly;

"**Indemnified Matter**" has the meaning given to it in Clause 12.1;

"**Indemnified Party**" has the meaning given to it in paragraph 1 of Schedule 6;

"**Indemnifying Party**" has the meaning given to it in paragraph 1 of Schedule 6;

"**Indemnified Payment**" has the meaning given to it in Clause 12.6;

"**Initial Consideration**" has the meaning given in Clause 3.3 (*Consideration*);

"**ITE Seller**" has the meaning given to it in the Parties section of this Agreement;

"**Leakage**" means:

(a)   any dividend or distribution (including in cash and in specie) declared, paid, or made by any Group Company to any Seller or its Affiliates;

(b)   any payments made to or assets or rights transferred (including Tax losses) to, or liabilities assumed, guaranteed, indemnified or incurred for the benefit, of any Seller or its Affiliates by any Group Company;

(c)   any payments made by any Group Company to any Seller or its Affiliates in respect of any share capital or loan capital or other securities of any Group Company being issued, redeemed, purchased or repaid, or any other return of capital;

(d)   the waiver, release or discount by any Group Company of any amount or obligation, or any claim in respect thereof, owed to that Group Company by any Seller or its Affiliates; or

(e)   the purchase by any Group Company from any Seller or its Affiliates of any assets or services to the extent the consideration paid exceeded that which would be payable under a bargain on arm's length terms and at market value,

in each case to the extent such amount has not already been accrued for, or taken into account in, the Initial Consideration, Actual Book Value and/or the Estimated Book Value;

"**Majority Sellers**" means the ITE Seller and the Blue Owl Seller;

"**Majority Sellers Portion**" means in respect of the:

(a)   ITE Seller, 72.50%; and

(b)   Blue Owl Seller, 27.50%;

"**Management Accounts**" means the condensed balance sheets and income statements prepared for each Group Company as of 30 June 2025 and 30 September 2025, prepared in accordance with US GAAP and prepared on a consistent basis with the Financial Statements;

"**Nominated Account**" means the relevant bank account for each Party as notified to the Purchaser or its solicitors (in the case of a Seller) or the Majority Sellers or their solicitors (in the case of the Purchaser) prior to Completion or in accordance with Clause 16.3;

"**Non-Acceptance Notice**" has the meaning given in paragraph 1.2(b), Part 3 of Schedule 4 (*Preparation, Delivery and Agreement*);

"**Notice**" has the meaning given to it in Clause 18;

"**Notice of Third Party Claim**" has the meaning given to in paragraph 4.a of Schedule 6;

"**Party**" means a party to this Agreement and "**Parties**" shall mean the parties to this Agreement;

"**Pro Rata Portion**" means in respect of the:

(a)   ITE Seller, 68.4966%;

(b)   Blue Owl Seller, 25.9815%;

(c)   Axonic Funding Seller, 4.7239%; and

(d)   Axonic Capital Seller, 0.7980%;

"**PSC**" means, in relation to a company that is incorporated under the laws of England and Wales, a "registrable person" in respect of such company, for the purposes of section 790C of the Companies Act 2006;

"**Purchaser**" has the meaning given to it in the Parties section of this Agreement;

"**Purchaser Affiliate**" means Assured Guaranty Ltd., each of its subsidiary undertakings, any of such subsidiary undertaking's parent undertakings and each of their subsidiary undertakings;

"**Purchaser Released Person**" has the meaning given to it in Clause 7.2(b);

"**Purchaser's Completion Documents**" has the meaning given to it in Clause 7.1(b);

"**Purchaser's Group**" means the Purchaser and any Purchaser Affiliate, including, after Completion, any Group Company, but, in each case, excluding any portfolio company of any of the foregoing;

"**Relevant Persons**" means any employee, worker, officer or consultant ████████ ██ ██ ████████████████████████████████████ employed, engaged or retained by (and whether or not having a written contract with) any member of the Group in each case as employed, engaged or retained at the date hereof or at the Completion Date;

"**Relevant Seller**" has the meaning set out in Clause 3.8;

"**Resigning Directors**" means all of the directors for each Group Company, including those identified on Schedule 3 (*Group Information*) of the Warranty Deed;

"**Relief**" means any relief, loss, allowance, credit, exemption, deduction or set off, or any right to repayment or refund of Taxation;

"**Sale Shares**" means the B Preference Shares and Deferred Shares to be sold by the Sellers and acquired by the Purchaser pursuant to this Agreement, as set out against each Seller's name in Schedule 1;

"**Seller**" means each of the ITE Seller, the Blue Owl Seller and the Axonic Sellers and "**Sellers**" means all of them as a group;

"**Seller Released Person**" has the meaning given to it in Clause 7.2(a);

"**Seller's Affiliate**" means, in relation to a Seller:

(a)   any fund in respect of which any member of its Seller's Group is a general partner, manager, operator or investment adviser (in each case, whether solely or jointly with others);

(b)   any fund that has the same general partner, operator, manager or investment adviser as any member of its Seller's Group or any fund referred to in (a) above;

(c)   any general partner, operator, manager or investment adviser to any member of its Seller's Group or to any fund referred to in (a) or (b) above;

(d)   any group undertaking of any entity referred to in (a), (b) or (c) above;

(e)   any scheme under which certain officers, employees or partners of such Seller or of any member of its Seller's Group are entitled (as individuals or through a body corporate or any other vehicle) to acquire shares in companies in which the Seller also invests, or any person (excluding natural persons) holding shares or other interests under such a scheme or entitled to the benefits of shares or other interests under such a scheme; and

(f)   any director, employee or partner of any of the above, and any Connected Person of any such director, employee or partner,

but, in each case, excluding (x) any Group Company; and (y) any portfolio company of the person in limbs (a) to (d) above inclusive;

"**Seller's Group**" means, in relation to a Seller:

(a)   that Seller, any subsidiary undertaking of that Seller, any parent undertaking of that Seller and any subsidiary undertaking of any such parent undertaking, in each case whether direct or indirect;

(b)   any person or entity for whom a Seller holds Sale Shares as trustee or nominee or in any other capacity whatsoever, together with any subsidiary undertaking of that person, any parent undertaking of that person and any subsidiary undertaking of any such parent undertaking, in each case whether direct or indirect; and

(c)   any Seller's Affiliate of that Seller, in each case, from time to time,

but, in each case, excluding (x) any Group Company; and (y) any portfolio company of the persons in limbs (a) to (c) above;

"**Sellers' Completion Documents**" has the meaning given to it in Clause 5.1(e);

"**Sellers' Fundamental Warranties**" means those warranties set out in Clause 5;

"**Sellside Legal Adviser Fees**" means the fees set out in the invoice referenced in paragraph 2.1(d) of Schedule 2 (*Completion Deliverables*) and disclosed to the Purchaser in advance of the date of this Agreement;

"**Shareholders Agreement**" means the shareholders agreement relating to Warwick Topco dated 12 November 2021 between Warwick Topco, the ITE Seller, the Dyal Shareholder (as defined therein), Axonic Funding, Christopher McGlashan, Warwick LLC (as defined therein) and Warwick Re (as amended or supplemented from time to time);

"**Stamp Taxes**" has the meaning given to it in Clause 11;

"**Subscription Agreement**" means the subscription agreement relating to Warwick Topco dated 23 August 2021 between Warwick Topco, the ITE Seller, the Dyal Shareholder (as defined therein), Axonic Funding, Christopher McGlashan, Warwick LLC (as defined therein) and Warwick Re (as amended or supplemented from time to time);

"**Tax**" or "**Taxation**" means and includes all governmental, state, community, municipal or regional taxes, duties, imposts and levies, and charges and contributions in the natures of tax, (including, for the avoidance of doubt, any apprenticeship levy or employer national insurance contributions, but excluding water rates, business rates and other utility or local authority charges), in each case whether of the United Kingdom or elsewhere and all penalties, charges, costs and interest relating thereto;

"**Taxation Authority**" means any governmental or other authority competent to impose Taxation whether in the United Kingdom or elsewhere or responsible for the administration or collection of Tax or enforcement of any law in relation to Tax;

"**Third Party Claim**" has the meaning given to it in paragraph 4 of Schedule 6;

"**Third Party Sum**" has the meaning given to it in Clause 12.6(a);

"**Transaction**" means the agreement to sell and purchase the Sale Shares pursuant to this Agreement;

"**Transaction Documents**" means this Agreement, the Warranty Deed, the Disclosure Letter, each of the documents in the agreed terms and any other document entered into or to be entered into pursuant to this Agreement;

"**Transaction Expenses**" means, without duplication, to the extent not paid by or on behalf of the Group before the Completion or already accrued or provided for in the calculation of the Estimated Book Value and/or Actual Book Value or in the Financial Statements or taken into account in the calculation of the Initial Consideration:

(a)   any fees, costs and expenses payable by or subject to reimbursement by any Group Company for any legal, accounting, investment banking, broker's, finder's and other professional or advisory services in connection with the transactions contemplated by this Agreement or in connection with other negotiations or processes involving the sale of the Group or substantially all of its assets hereunder, ███████████████████████ ███████████████████████████ ;

(b)   any transaction bonus, discretionary bonus, change-of-control payment, severance, retention or other compensatory payments made to any Relevant Person or Former Relevant Person (in each case except at the direction of the Purchaser or its Affiliate) solely as a result of the execution of this Agreement or in connection with the transactions contemplated by this Agreement (and excluding, for the avoidance of doubt, any "double trigger" severance, termination or similar payments triggered by any action of the Purchaser or its Affiliates);

(c)   any social security, unemployment or other employment or payroll Tax or similar amount owed by any Group Company (including any payments or contributions under any employee benefit plan required to be paid by any Group Company) with respect to amounts payable pursuant to paragraph (b) immediately above, but only to the extent that such Group Company's share of such Taxes or employee benefit plan contributions required to be paid with respect to the recipient of such payment in the year that includes the Completion Date would have the effect of increasing the anticipated aggregate amount of such Taxes or contributions that would otherwise have been due with respect to such recipient during such year had the relevant amount payable pursuant to paragraph (b) immediately above, not been paid; and

(d)   any other fees, costs or expenses incurred by any Group Company prior to the date of this Agreement and at the direction of the Majority Sellers in connection with the preparation and negotiation of this Agreement;

"**US GAAP**" means generally accepted accounting principles in the United States in effect as of the date of this Agreement;

"**VAT**" means: (a) in the United Kingdom, the value added tax imposed by the Value Added Tax Act 1994 (and legislation and regulations supplemental thereto); and (b) in any other jurisdiction, any Tax of an equivalent or similar nature;

"**Warranty Deed**" means the deed dated the date of this Agreement setting out the warranties given by Warwick Topco with respect to the Transaction and limitations thereon;

"**Warranty Insurance Policy**" has the meaning given to it in the Warranty Deed;

"**Warwick Re**" means Warwick Re Limited, a company incorporated and registered in Bermuda (company number 49112) whose registered office is at Canon's Court, 22 Victoria Street, Hamilton HM12;

"**Warwick Topco**" means Warwick Company (UK) Limited, a company incorporated in England and Wales (registered number 09005808) whose registered office is at The Scalpel 18th Floor, 52 Lime Street, London, United Kingdom, EC3M 7AF; and

"**W&I Policy Premium Adjustment**" means an amount of US $322,142 to reflect the payment of the premium required to bind the Warranty Insurance Policy by the Purchaser.

In this Agreement, unless the context otherwise requires:

1.2   The expression "in the agreed terms" means in the form agreed between the Purchaser and the Majority Sellers and exchanged by email between their respective advisers and confirmed as agreed for these purposes, on or before the date of this Agreement.

1.3   Any reference to "writing" or "written" means any method of reproducing words in a legible and non-transitory form (excluding email).

1.4   References to "include" or "including" are to be construed without limitation.

1.5   References to a "company", "holding company", "subsidiary", "parent undertaking" and "subsidiary undertaking" shall have the same meaning in this Agreement as their respective definitions in the Companies Act (provided that where a holding company creates security over the shares of a subsidiary, that subsidiary shall be deemed not to cease being a subsidiary of the holding company solely as a result of the creation of that security).

1.6 References to a "person" include any individual, company, partnership, joint venture, firm, association, trust, governmental or regulatory authority or other body or entity (whether or not having separate legal personality).

1.7 Unless the context otherwise requires, words in the singular include the plural and vice versa and a reference to any gender includes all other genders.

1.8 The table of contents and headings are inserted for convenience only and do not affect the construction of this Agreement.

1.9 References to recitals, Clauses, paragraphs and Schedules are (unless the context otherwise requires) to recitals, clauses and paragraphs of and schedules to, this Agreement. The Schedules form part of this Agreement.

1.10 References to any statute or statutory provision include a reference to that statute or statutory provision as amended, consolidated or replaced from time to time (whether before or after the date of this Agreement) and include any subordinate legislation made under the relevant statute or statutory provision except to the extent that any amendment, consolidation or replacement would increase or extend the liability of the Sellers under this Agreement.

1.11 References to any English legal term for any action, remedy, method of financial proceedings, legal document, legal status, court, official or any legal concept or thing shall, in respect of any jurisdiction other than England, be deemed to include what most nearly approximates in that jurisdiction to the English legal term.

1.12 Any provision of this Agreement that is expressed to bind or be an obligation of the Sellers shall bind and be an obligation of each of them severally (and thus not jointly or jointly and severally) and any reference to 'the Sellers' in this Agreement shall be construed as a reference to each Seller individually and severally (and thus not jointly or jointly and severally) unless otherwise expressly provided. The Purchaser may in its absolute discretion release, compound or compromise, or give time or indulgence in relation to the liability of certain Sellers without in any way prejudicing or affecting its rights against the other Sellers.

1.13 References to times of day are to New York time unless otherwise stated.

1.14 Save as otherwise expressly provided, references to any document are to it as amended or restated from time to time in accordance with its terms.

1.15 Save as otherwise expressly provided, the expression "procure" where used in the context of a Seller in relation to a member of the Group means solely that the relevant Seller undertakes to exercise its voting rights, contractual rights and other powers (in their capacity as shareholders or directors (subject to any relevant fiduciary duties as a director) as the case may be) to procure, so far as it is lawfully and reasonably able, compliance with that obligation.

1.16 "costs" "expenses" and "fees" shall, unless otherwise expressly provided, exclude any part thereof that comprises VAT which a person (or a member of that person's group for VAT purposes) is entitled to recover (whether by credit, repayment or otherwise).

1.17 The word "or" shall not be exclusive.

2. SALE AND PURCHASE

2.1 Upon the terms and subject to the conditions of this Agreement, at Completion, each of the Sellers agree to sell the legal and beneficial interest in, with full title guarantee, all of their respective Sale Shares, which, in the aggregate, comprise the whole of the issued and outstanding share capital of Warwick Topco, free from all Encumbrances and with all rights that are at the Completion Date attached to them as set out in the Articles (including, without limitation, the right to receive all dividends (including where declared and, on Completion, unpaid) and distributions declared, made, accrued or paid at any time after Completion), and the Purchaser hereby agrees to purchase such Sale Shares on and subject to the terms of this Agreement.

2.2   As at the date of this Agreement, each of the Sellers hereby irrevocably waives any rights that may have been conferred on it under the Equity Documents or otherwise in each case as may affect the transactions contemplated by this Agreement (other than its rights pursuant to this Agreement) including, without limitation:

(a)   any rights of redemption, pre-emption, first refusal or transfer it may have with respect to the Sale Shares; and

(b)   any rights to acquire any Sale Shares.

2.3   The Purchaser shall not be obliged to complete the acquisition of the Sale Shares and the Sellers shall not be obliged to complete the sale of the Sale Shares, unless the sale and purchase of all of the Sale Shares is completed simultaneously.

3.   CONSIDERATION

3.1   **Consideration Amount**

3.2   Subject to other provisions of this Clause 3 below, the consideration for the sale of the Sale Shares shall be the payment by the Purchaser to the Sellers in accordance with the terms of this Agreement of the "**Final Consideration**", which is calculated as follows:

(a)   Estimated Book Value; and

(b)   either *plus* the difference between Actual Book Value and the Estimated Book Value (where the amount of Actual Book Value is the higher of the two amounts), or *less* the difference between Actual Book Value and Estimated Book Value (where the amount of the Actual Book Value is the lower of the two amounts), provided always that the difference will be a positive number.

3.3   The Purchaser shall pay the initial consideration for the Sale Shares (the "**Initial Consideration**") to the Sellers at Completion, which shall be calculated as follows:

(a)   Estimated Book Value; *plus*

(b)   US $200,000; *less*

(c)   the W&I Policy Premium Adjustment; *less*

(d)   ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮; *less*

(e)   the Sellside Legal Adviser Fees; *less*

(f)   US $3,600 (which is the Sellers' portion of the costs relating to the establishment of the Escrow Account); *less*

(g)   the Escrow Amount.

3.4   When the Completion Accounts have been finally agreed or determined in accordance with the terms of this Agreement, the Final Consideration will have been determined in accordance therewith and Clause 3.2. If the Final Consideration is:

(a)   greater than the Estimated Book Value (the "**Excess Seller Amount**"), the Purchaser shall pay to the Sellers within five (5) Business Days after the date on which the Completion Accounts are finally agreed or determined in accordance with the terms of this Agreement, an amount equal to the Excess Seller Amount (subject to a cap of the Escrow Amount in respect of any portion of the Excess Seller Amount that is attributable to amounts that are not Escrow Excluded Amounts); or

(b) less than the Estimated Book Value (the "**Excess Purchaser Amount**"), the Sellers shall pay to the Purchaser, within five (5) Business Days after the date on which the Completion Accounts are finally agreed or determined in accordance with the terms of this Agreement, to the extent that such amount is not satisfied in accordance with paragraph 2 of Part 2 of Schedule 5 (*Escrow Account*), an amount equal to the Excess Purchaser Amount (subject to a cap of the Escrow Amount in respect of any portion of the Excess Purchaser Amount that is attributable to amounts that are not Escrow Excluded Amounts).

3.5 In determining the payments to be made (if any) in relation to the Excess Seller Amount or Excess Purchaser Amount, the Purchaser and Majority Sellers shall jointly determine (or if not jointly determined, as determined consistent with Part 3 of Schedule 4 (*Preparation, Delivery and Agreement*)):

(a) any difference related to amounts that are Escrow Excluded Amounts (such amount expressed as a positive number if such difference caused an increase in the Actual Book Value and expressed as a negative number if such difference caused a decrease in the Actual Book Value); and

(b) any difference related to amounts that are not Escrow Excluded Amounts (such amount expressed as a positive number if such difference caused an increase in the Actual Book Value and expressed as a negative number if such difference caused a decrease in the Actual Book Value).

3.6 For the avoidance of doubt, the overall consideration paid by the Purchaser for the purchase of the Sale Shares after the determination of the Final Consideration will be equal to the Actual Book Value, subject to: (i) any adjustments as a result of Clause 3.4(a) or Clause 3.4(b), and (ii) Clause 3.3(b) to 3.3(d) (inclusive).

3.7 **Escrow**

The Escrow Amount shall be paid by the Purchaser at Completion into the Escrow Account. Payments from the Escrow Account shall be determined in accordance with the provisions of Schedule 5 and the Escrow Agreement.

3.8 **Final Consideration Adjustment For Tax Purposes**

If any payment is made by any Seller (a "**Relevant Seller**") to the Purchaser in respect of any claim for any breach of this Agreement (including any breach of warranty) or any other Transaction Document or pursuant to Clause 12 with respect to any adjustments for tax purposes, the payment shall so far as legally possible be treated as an adjustment to the Final Consideration paid by the Purchaser under this Agreement to the Relevant Seller and, in such circumstances, the Final Consideration shall be deemed to have been reduced by the amount of such payment.

4. **COMPLETION**

4.1 Completion shall take place electronically on the Completion Date upon receipt of:

(a) the Initial Consideration into the Sellers' Nominated Accounts in accordance with paragraph 2.1(b) of Schedule 2;

(b) the Escrow Amount into the Escrow Account in accordance with paragraph 2.1(c) of Schedule 2; and

(c) the share transfer forms executed by each Seller (in accordance with paragraph 1.1(c) of Schedule 2).

4.2   **PSC Registers**

As soon as reasonably practicable following Completion, the Purchaser shall ensure that the PSC registers for each of the Group Companies incorporated in England and Wales are updated, reflecting the change of control that has taken place pursuant to the Transaction.

5.   **SELLERS' FUNDAMENTAL WARRANTIES**

5.1   Each Seller individually and severally warrants to the Purchaser that, in respect of itself only, the statements set out below are true and accurate as at the date of this Agreement:

(a)   it is the legal and beneficial owner of, and has the right to exercise all voting and other rights over, and is entitled to sell and transfer the full legal and beneficial ownership of, the Sale Shares listed opposite their respective names in Schedule 1;

(b)   it is validly existing and is duly incorporated under the law of its jurisdiction of incorporation;

(c)   the execution and delivery of, and performance by it of its obligations under, this Agreement and the Sellers' Completion Documents will not:

(i)   result in a breach of any provision of its memorandum or articles of association, by-laws, equivalent constitutional document or any applicable law;

(ii)   result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound and which is material in the context of the Transaction;

(iii)   result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound and which is material in the context of the Transaction; or

(iv)   require it obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority that has not been obtained or made at the date of this Agreement both on an unconditional basis and on a basis that cannot be revoked;

(d)   it is not insolvent or bankrupt under the laws of its jurisdiction of incorporation, is not unable to pay its debts as they fall due and has not proposed or is not liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them;

(e)   it has the necessary legal right, power and authority to enter into, deliver and perform the Transaction Documents to which it is a party (the "**Sellers' Completion Documents**"); and

(f)   the Sellers' Completion Documents will, when executed by it, constitute legal, valid and binding obligations of it in accordance with their respective terms.

5.2   Each Seller individually and severally warrants to the Purchaser that ▮▮▮▮▮▮▮▮▮▮▮▮▮ ▮▮▮ ▮▮▮▮▮▮▮▮▮▮.

5.3   Unless expressly provided in this Agreement, each of the Sellers' Fundamental Warranties shall be separate and independent and shall not be limited by reference to any other paragraph or anything in this Agreement.

6.   LIMITATIONS OF SELLERS' LIABILITY

6.1   **Maximum Liability**

The aggregate liability of each Seller in respect of all Claims for which such Seller is liable to the Purchaser, shall not exceed an amount equal to the portion of the Final Consideration paid to such Seller hereunder.

6.2   **Time Limitations**

(a)   The Sellers shall not be liable in respect of any Claim unless written notice specifying (in reasonable detail) the matter(s) which gives rise to the Claim, the nature of the claim and (if practicable) the amount claimed in respect thereof is given by or on behalf of the Purchaser to the Sellers as soon as reasonably practicable after the Purchaser becomes aware of the Claim and in any event:

(i)   in the case of a Claim for breach of Clause 5, by no later than twelve (12) months from the Completion Date; or

(ii)   in the case of any other Claim, by no later than eighteen (18) months from the Completion Date.

(b)   Any Claim notified pursuant to Clause 6.2(a) shall (if not previously satisfied, settled or withdrawn) be deemed to have been withdrawn unless legal proceedings in respect of it have been properly issued and validly served within nine (9) months of such written notice being given to the Sellers or, in the case of any contingent liability, within six months after such contingent liability becomes an actual liability and is due and payable.

6.3   **Remedy**

Other than in respect of a breach of the provisions of Clause 8 where a Party seeks to claim injunctive relief, the Purchaser agrees that it shall not be entitled to make any Claim (whether for damages or otherwise) in respect of any Claim (i) unless the Purchaser has given written notice to the Sellers of the Claim and (ii) where the fact, matter, event or circumstances giving rise to such Claim is remediable and is remedied (at no cost to the Purchaser's Group or the Group) within 30 days of the date on which written notice of such Claim is served on the Sellers.

6.4   **Contingent Liabilities**

No Seller shall be liable in respect of any Claim which is contingent unless and until such contingent liability becomes an actual liability and is due and payable. Notification of such potential Claim must be given to the Seller by the Purchaser within the relevant period specified in Clause 6.2, and Clause 6.2(b) shall apply.

6.5   **Other Compensation**

No Seller shall be liable in respect of any Claim to the extent that the subject of such Claim has been made good or is otherwise fully compensated for without cost to the Purchaser.

6.6   **Losses**

No Seller shall be liable under this Agreement in respect of any loss of profit, loss of goodwill, punitive damages or indirect, special or consequential damages or losses, save for those that are reasonably foreseeable from a breach of this Agreement.

6.7   **No Double Counting**

The Purchaser shall not be entitled to recover or obtain payment, reimbursement, restitution or indemnity more than once in respect of the same loss, regardless of whether more than one claim arises in respect of it, and for this purpose recovery by the Purchaser or any of the Group Companies shall be deemed to be a recovery by all of them but only to the extent that such recovery, payment, reimbursement, restitution or indemnity compensates the Purchaser for the applicable loss.

6.8   **Waiver of Rights of Rescission**

Notwithstanding that a Party becomes aware at any time that there:

(a)   has been a breach of any provision of this Agreement; or

(b)   may be a claim against a Seller or the Purchaser in connection with this Agreement or any other Transaction Document,

the Purchaser shall not be entitled to terminate or rescind this Agreement or treat this Agreement as terminated and shall only be entitled to claim damages in respect of such matter and, accordingly, the Purchaser waives all and any rights to terminate or rescind this Agreement it may have in respect of any such matter (howsoever arising or deemed to arise), other than any such rights arising in respect of fraud of any Seller.

6.9   **No Limitation for Fraud**

Nothing in this Clause 6 will have the effect of excluding or limiting any liability of the Sellers in respect of a Claim arising as a result of any fraud of such Seller.

6.10   **Special Indemnities**

The Sellers acknowledge and agree that the special indemnities set forth in Clause 12 shall not be affected by the limitations set forth in this Clause 6, save for the limitations in Clauses 6.5 and 6.7.

7.   **PURCHASER'S WARRANTIES AND UNDERTAKINGS**

7.1   The Purchaser warrants to each of the Sellers that the statements set out below are true and accurate as at the date of this Agreement:

(a)   it is a company validly existing and duly incorporated under the laws of its jurisdiction of incorporation;

(b)   it has the necessary legal right, power and authority to enter into, deliver and perform the Transaction Documents to which it is a party (the "**Purchaser's Completion Documents**");

(c)   the Purchaser's Completion Documents will, when executed by the Purchaser, constitute legal, valid and binding obligations of the Purchaser in accordance with their respective terms;

(d)   it is not insolvent or bankrupt under the laws of its jurisdiction of incorporation, is not unable to pay its debts as they fall due and has not proposed or is not liable to effect any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them;

(e)   the execution and delivery of and the performance by the Purchaser of its obligations under the Purchaser's Completion Documents will not:

(i)   result in a breach of any provision of the memorandum or articles of association, by-laws or equivalent constitutional document of the Purchaser;

(ii)   result in a breach of, or constitute a default under, any instrument to which the Purchaser is a party or by which the Purchaser is bound and which is material in the context of the Transaction;

(iii)   result in a breach of any order, judgment or decree of any court or governmental agency to which the Purchaser is a party or by which the Purchaser is bound, and which is material in the context of the Transaction; or

(iv)   require the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, any governmental or other authority that has not been obtained or made at the date of this Agreement both on an unconditional basis and on a basis that cannot be revoked.

7.2   **Waiver Of Rights**

(a)   The Purchaser, for itself and as agent and trustee for each employee, director, agent or officer of any member of each member of the Purchaser's Group hereby warrants and undertakes to each of the Sellers and each of their respective employees, directors, agents or officers (each a "**Seller Released Person**") that other than with respect to the terms of the Transaction Documents, any other direct contractual obligation existing between the Purchaser and the Seller Released Person and in the absence of fraud, the Purchaser:

(i)   has no rights against (and waives any rights it may have against); and

(ii)   may not make a claim against (and waives any claim it may have against),

any Seller Released Person; provided that nothing in this Clause 7.2 shall limit the ability of the Purchaser to bring any claim against (i) any adviser to the Group and/or any Seller, to the extent it has prepared a report or other documentation for the specific benefit of the Purchaser or a Group Company in connection with the Transaction (subject always to the terms of any reliance letter entered into between the Purchaser and the relevant adviser and/or the terms of engagement of such adviser); and (ii) any Seller to the extent permitted by any contractual arrangements between a Seller and the Purchaser.

(b)   The Sellers, for themselves and as agent and trustee for each employee, director, agent or officer of any member of each member of the Seller's Group hereby warrants and undertakes to the Purchaser and each of its respective employees, directors, agents or officers (each a "**Purchaser Released Person**") that other than with respect to the terms of the Transaction Documents, any other direct contractual obligation existing between the Sellers and the Purchaser Released Person and in the absence of fraud, the Sellers:

(i)   have no rights against (and waives any rights they may have against); and

(ii)   may not make a claim against (and waives any claim they may have against),

any Purchaser Released Person; provided that nothing in this Clause 7.2 shall limit the ability of the Sellers to bring any claim against (i) any adviser to the Purchaser's Group and/or any Purchaser, to the extent it has prepared a report or other documentation for the specific benefit of the Sellers or a Group Company in connection with the Transaction (subject always to the terms of any reliance letter entered into between the Sellers and the relevant adviser and/or the terms of engagement of such adviser); and (ii) the Purchaser to the extent permitted by any contractual arrangements between a Seller and the Purchaser.

7.3   **No Representation**

Save for the Sellers' Fundamental Warranties, the Purchaser acknowledges that no representation or warranty has been made as to the accuracy or completeness of any of the information provided in relation to the Group by any Seller, any member of such Seller's Group nor any of their respective representatives and agents and accordingly waives its rights of rescission (if any) in respect of the Transaction Documents.

7.4   **Directors' and Officers' Insurance**

With effect from Completion, the Purchaser undertakes that it shall ensure that each Group Company acquires and maintains a "run-off" directors' and officers' liability insurance policy providing six (6) years of coverage to each director and de facto director of each Group Company resigning on Completion that is no less advantageous to such directors than the directors' and officers' liability insurance policies maintained by the Group as at the date of this Agreement.

8. NON-SOLICIT OF RELEVANT PERSONS

8.1 Each Seller severally undertakes (on behalf of itself and each member of such Seller's Group) to the Purchaser that it shall not (and shall procure that each member of such Seller's Group shall not), for a period of twenty-four (24) months after the Completion Date, either on its own behalf or jointly with or as an agent for any other person directly or indirectly, except with the Purchaser's prior written consent, employ or engage any Relevant Person or solicit or entice away or knowingly encourage a Relevant Person to leave the employment of a member of the Group.

8.2 The undertaking in Clause 8.1 shall not prohibit or restrict any Seller or any member of any Seller's Group from advertising generally for staff provided that such advertisement is not specifically targeted at the Group or any member of the Group or any Relevant Person.

9. ANNOUNCEMENTS AND CONFIDENTIALITY

9.1 **Announcements**

(a) No announcement, statement, communication or circular concerning the existence or provisions of this Agreement or any other Transaction Document shall be made or issued by or on behalf of any Party or any member of a Seller's Group or the Purchaser's Group (as applicable) without the prior written approval of the other Parties (such consent not to be unreasonably withheld or delayed).

(b) Clause 9.1(a) shall not restrict the Purchaser, any member of the Purchaser's Group, any Seller or any member of a Seller's Group from making any announcement or statement at any time that:

(i) may be required by law or called for by the requirements of any court order, law, regulation or relevant regulatory body or stock exchange or which statement is made to a regulatory body or agency with jurisdiction over the Purchaser, any member of the Purchaser's Group, any Seller or any member of a Seller's Group;

(ii) such announcement or statement relating to this Agreement or the transactions contemplated by this Agreement are consistent in all material respects with statements previously issued in compliance with Clause 9.1(a);

(iii) with respect to the Purchaser, such announcements and statements are customary disclosures to the provider of a Warranty Insurance Policy who agrees in writing to maintain the confidential nature of such information;

(iv) such announcements and statements are made or sent by the Purchaser after Completion to a customer, client or supplier of the Group and limited to informing it of the Purchaser's purchase of the Sale Shares; or

(v) may be necessary to enable any party to commence or pursue proceedings in relation to this Agreement or any matter arising out of or ancillary to it.

9.2   **Confidentiality**

(a)   The Confidentiality Agreements shall cease to have any force or effect from the Completion Date, but without prejudice to any prior breaches of the Confidentiality Agreements.

(b)   Subject to Clause 9.1 and Clause 9.2(c), from the date of this Agreement to the date falling two (2) years following the date of this Agreement:

    (i)   each of the Parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into any Transaction Document which relates to:

        (A)   the existence or the provisions of any Transaction Documents; or

        (B)   the negotiations relating to any Transaction Documents;

    (ii)   each Seller shall, and shall procure that its Seller's Group shall, following Completion, treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of the Purchaser or the Purchaser's Group; and

    (iii)   the Purchaser shall, and shall procure that each member of the Purchaser's Group shall, treat as strictly confidential and not disclose or use any information relating to the business, financial or other affairs (including future plans and targets) of any Seller or any member of a Seller's Group.

(c)   Clause 9.2(b) shall not prohibit disclosure or use of any information if and to the extent:

    (i)   the disclosure is made to shareholders, investors, lenders or analysts in the ordinary course of business for a transaction of the type contemplated by this Agreement;

    (ii)   the disclosure is made on a confidential basis to rating agencies that assign a rating to any Party or any of its Affiliates provided such person undertakes to the relevant Party to comply with the provisions of this Clause 9.2 in respect of such information as if it were a Party;

    (iii)   the disclosure or use is required to vest the full benefit of this Agreement in a Party;

    (iv)   the information is or becomes publicly available (other than by breach of either of the Confidentiality Agreements or of this Agreement);

    (v)   the information was lawfully in the possession of the disclosing Party, its Affiliates, its Connected Persons, or any of its (or its Affiliates') directors, officers, employees, agents, advisers, accounts, auditors and consultants (in each case as evidenced by written records) without any obligation of secrecy or confidentiality prior to its being received or held;

    (vi)   the disclosure is made to any limited partner in any fund managed by a Seller or any of its Seller's Affiliates, and subject to the confidentiality obligations set out in the terms of the relevant fund's fund documentation;

    (vii)   the Purchaser and the Majority Sellers have given prior written approval to the disclosure or use;

    (viii)   the information is independently developed after Completion;

    (ix)   the disclosure or use is required by law, any governmental or regulatory body or, in the reasonable judgement of the disclosing party, necessary to comply with the required accounting and U.S. Securities and Exchange Commission rules or other applicable stock exchange or regulatory disclosure obligations on which the shares of any Party or any member of a Seller's Group or the Purchaser's Group are listed (including where this is required as part of any actual or potential offering, placing or sale of securities of that Party or any member of a Seller's Group or the Purchaser's Group);

(x)   the disclosure or use is required for the purpose of any judicial or arbitral proceedings arising out of any Transaction Document;

(xi)   the disclosure is made to a Taxation Authority in connection with proper management of the Tax affairs of the disclosing Party;

(xii)   the disclosure is made on a confidential basis to any member of a Seller's Group provided such person undertakes to the relevant Seller to comply with the provisions of this Clause 9.2 in respect of such information as if it were a Party;

(xiii) the disclosure is made by the Purchaser to any member of the Purchaser's Group or to any of their respective shareholders, partners, managers, investors, potential investors in any connected fund provided such person undertakes to the Purchaser to comply with the provisions of this Clause 9.2 in respect of such information as if it were a Party;

(xiv)   the disclosure is made to professional advisers or actual or potential debt or equity financiers of any Party on a need to know basis; provided that such person undertakes to the relevant disclosing Party to comply with the provisions of this Clause 9.2 in respect of such information as if it were a Party; or

(xv)   the disclosure is made on a confidential basis to potential purchasers of all or part of a Seller's Group or the Purchaser's Group or to their professional advisers or actual or potential financiers; provided that any such persons need to know the information for the purposes of considering, evaluating, advising on or furthering the potential purchase, and the disclosing Party remains liable for any breach of the confidentiality obligations set out in this Clause 9.2 by such person,

provided that prior to disclosure or use of any information pursuant to limb (ix) above (except in the case of disclosure to a Taxation Authority), the Party concerned shall promptly notify (to the extent permitted by any applicable law or regulation) the other Parties of such requirement.

10.   COSTS AND EXPENSES

Except where this Agreement provides otherwise, each Party shall pay its own costs and expenses in connection with the negotiation, preparation, implementation and performance of this Agreement and the Transaction Documents, or otherwise incurred in relation to it, with a view to the sale and purchase hereunder.

11.   STAMP DUTY, FEES AND TAXES

The Purchaser shall bear the cost of all stamp duty, stamp duty reserve tax, stamp duty land tax, notarial fees and all registration and transfer taxes and duties or their equivalents in all jurisdictions where such Taxes and fees ("**Stamp Taxes**") are payable as a result of the transactions contemplated by this Agreement. The Purchaser shall be responsible for arranging the payment of such Stamp Taxes, including fulfilling any administrative or reporting obligation imposed by the jurisdiction in question in connection with such payment and shall do so promptly where required. The Purchaser shall indemnify each of the Sellers and any member of a Seller's Group against any losses suffered as a result of the Purchaser failing to comply with its obligations under this Clause 11.

12. SPECIAL INDEMNITIES

12.1   Subject to the provisions of this Clause 12 and Clause 6.10, for a period of: (i) eighteen (18) months following the Completion Date in respect of ▮▮▮▮▮ only; and (ii) twelve (12) months following the Completion Date for any other matters covered by this Clause 12, the Majority Sellers shall severally (and not jointly) indemnify (in proportion to the Majority Sellers Portions) and keep indemnified the Purchaser, each Purchaser Affiliate and each Group Company from and against all and any losses (including, without limitation, any Tax or regulatory consequences) in connection with:



(a)   ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮

(b)   ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮

(c)   ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮

(d)   ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮ and

(e)   ▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮▮

(each an "**Indemnified Matter**").

12.2   The Majority Sellers shall reimburse the Purchaser (for itself and on behalf of each Group Company), as applicable, for any losses incurred pursuant to Clause 12.1; provided that, the cumulative aggregate amount the Majority Sellers shall be responsible for shall not exceed ▮▮▮▮▮▮.

12.3   The Majority Sellers shall not be liable in respect of any losses under this Clause 12 to the extent that such losses:

(a)   would not have occurred but for: (i) any act, omission or transaction of the Purchaser or any Group Company, or their respective representatives or successors in title, done, committed or effected after the Completion Date outside of the ordinary and usual course of business; or (ii) any change in the accounting or tax principles or practices of the Group (including the length of any accounting period for tax purposes) introduced after the Completion Date ████████████████████████████████████

██

██ ;

(b) occur or to the extent increased directly or indirectly as a result of: (i) the passing of, or a change in, any applicable Law or any accounting standards, policies, principles and practices (not including any changes in rates of Tax) not in force on the date of this Agreement; or (ii) any change after the date of this Agreement of any published interpretation or application or practice of any of the foregoing by any governmental authority (including any Tax Authority);

(c) are in respect of or constitute loss of profit, loss of goodwill, punitive damages or indirect, special or consequential damages or losses, save for such losses that are (i) reasonably foreseeable or (ii) paid or payable to a third-party pursuant to a binding legal judgment or penalty imposed by a court or other governmental or regulatory authority; or

(d) are recovered under any policy of insurance in force at the date of this Agreement or to the extent such losses have been made good or are otherwise compensated for without cost to the Purchaser or the Group Companies.

12.4 A claim under this Clause 12 shall be payable by the Majority Sellers to the Purchaser following: (a) agreement in writing by the Majority Sellers and the Purchaser; (b) determination by a governmental or regulatory authority; or (c) such losses being the subject of a binding court judgment that determines the Majority Sellers' liability.

12.5 The Purchaser (for itself and on behalf of each relevant Group Company) and the Majority Sellers shall comply with all relevant procedures for claims made pursuant to this Clause 12 which are governed by Schedule 6, provided that the failure of Purchaser or any Group Company to comply with such procedures shall not relieve the Majority Sellers of liability unless such failure was actually prejudicial to either or both Majority Sellers.

12.6 If the Majority Sellers make a payment in respect of an Indemnified Matter (the "**Indemnified Payment**") and within twelve (12) months of the date of such payment:

(a) any Group Company, or the Purchaser: (i) receives any cash sum other than from a Majority Seller which would not have been received but for the damages or liabilities giving rise to that Indemnified Matter; or (ii) benefits from any reduction in liability in relation to the relevant Indemnified Matter but which is not the intended result of the payment by the Majority Sellers in respect of an Indemnified Matter (such amount, net of the reasonably incurred costs of recovery and Tax incurred thereon, being the "**Third Party Sum**");

(b) the Third Party Sum was not taken into account in calculating the Indemnity Payment Amount; and

(c) the aggregate of the Third Party Sum and the Indemnified Payment exceeds the amount required to compensate the Purchaser in full for the damages or liabilities arising from that Indemnified Matter (such excess being the "**Excess Recovery Amount**"),

the Purchaser shall promptly (and in any event within fifteen (15) Business Days) following receipt of the Excess Recovery Amount by the Purchaser or the relevant Group Company (as applicable), provided that the Purchaser is aware at such time that the Third Party Sum is an Excess Recovery Amount (and if not, the fifteen (15) Business Day period shall apply from the date the Purchaser becomes so aware), pay in cash to the Majority Sellers pro rata to the Majority Sellers Portions the Excess Recovery Amount.

12.7 The sole remedy of the Purchaser, the Purchaser's Group, any affiliates of the Purchaser's Group or of any Group Company against the Majority Sellers with respect to the Indemnified Matters shall be under this Clause 12 (and, for the avoidance of doubt, not under any of the other Transaction Documents).

12.8 To the extent that any liability for Tax in respect of which a payment has been made under Clause 12.1(b) results in any member of the Purchaser's Group obtaining a Relief, the Purchaser shall pay to the relevant Majority Sellers, within 15 Business Days of utilising the benefit of such Relief to receive a refund of Tax or reduce an actual liability to Tax, an amount equal to the value of such refund or reduction, provided that such Relief has been obtained and utilized within twenty-four (24) months following the Completion Date.

12.9 Without limiting the Parties' rights and obligations under this Clause 12 and Schedule 6 the Purchaser (itself and on behalf of each relevant Group Company) shall procure that all reasonable steps are taken and all reasonable assistance is given to avoid or mitigate any loss or damage which in the absence of mitigation might give rise to an indemnity claim under this Clause 12. Nothing in this Clause 12 is intended to impose any liability on the Majority Sellers in respect of any losses or damages which would not have arisen but for a failure to mitigate by the Purchaser or a Group Company.

12.10 The Purchaser warrants to the Majority Sellers that █████████████████████████████ ██ ██ ██ ██ ██ ██ ███

13. FURTHER ASSURANCE

13.1 Each of the Sellers undertakes to execute and deliver (at its own cost) all such instruments and other documents and take all such actions as the Purchaser may from time to time reasonably require in order to effect the transfer of the Sale Shares to the Purchaser.

13.2 Each of the Parties severally undertakes to take all reasonable steps within their powers as any other Party may from time to time reasonably require in order to secure to the other Parties the full benefit of this Agreement.

14. EFFECT OF COMPLETION

The provisions of this Agreement and of the other Transaction Documents that remain to be performed following Completion shall continue in full force and effect notwithstanding Completion taking place.

15. ASSIGNMENT

Except as otherwise expressly provided for in this Agreement, no Party may assign, transfer, create an Encumbrance, declare a trust of or otherwise dispose of all or any part of its rights, benefits or obligations under this Agreement, save that:

(a)   each Seller may assign (in whole or in part) the benefit of this Agreement to any member of that Seller's Group; provided that, if such assignee ceases to be a member of such Seller's Group, all benefits relating to this Agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the relevant Seller immediately before such cessation; and

(b) the Purchaser may assign (in whole or in part) the benefit of this Agreement to any other member of the Purchaser's Group; provided that if such assignee ceases to be a member of the Purchaser's Group, all benefits relating to this Agreement assigned to such assignee shall be deemed automatically by that fact to be re-assigned to the Purchaser immediately before such cessation;

provided that any such assignee shall not be entitled to receive under this Agreement any greater amount than that to which the assignor would have been entitled, and neither the Purchaser nor any Seller, as applicable, shall be under any greater obligation or liability than if such assignment had never occurred.

16. PAYMENTS

16.1 Any payments pursuant to this Agreement shall be made in full, without any set-off, counterclaim and without any deduction or withholding, save only as required by law, or as otherwise agreed.

16.2 If a Seller or the Purchaser defaults on the payment when due of any sum payable under any Transaction Document, its liability shall be increased to include interest on such sum from the date when such payment is due until the date of actual payment (after as well as before judgement) at a rate per annum of five per cent (5%) from the due date until the date of payment (whether before or after judgement). Such interest shall accrue from day to day and shall be compounded monthly and shall be paid on demand of the person entitled to it.

16.3 All amounts expressed to be payable to:

(a) any of the Sellers pursuant to any provision of this Agreement shall be paid to the relevant Seller's Nominated Account or, if any such payment is to be made post-Completion, to such other account as notified in writing by such Seller and the receipt of each such amount into the relevant account shall be an absolute discharge to the Purchaser of the obligation to pay such amount, and the Purchaser shall not be concerned to see to the application or allocation of any such amount thereafter; or

(b) the Purchaser pursuant to any provision of this Agreement shall be paid to the Purchaser's Nominated Account or to such other account as notified in writing by the Purchaser and the receipt of each such amount into the relevant account shall be an absolute discharge to the relevant Seller of the obligation to pay such amount, and such Seller shall not be concerned to see to the application or allocation of any such amount thereafter.

16.4 Any payments pursuant to this Agreement shall be effected by crediting for same day value the account specified by the relevant Seller or the Purchaser (as the case may be) on behalf of the Party entitled to the payment (reasonably in advance and in sufficient details to enable payment by telegraphic or other electronic means to be effected) on or before the due date for payment.

16.5 Payment of a sum in accordance with this Clause 16 shall constitute a payment in full of the sum payable and shall be a good discharge to the payer (and those on whose behalf such payment is made) of the payer's obligation to make such payment, and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

17. RIGHTS OF ACCESS

In accordance with Data Protection Laws, upon Completion, the Purchaser undertakes that any personal data (including any personal information) disclosed by the Sellers or any Group Company pursuant to this Agreement shall be used or disclosed by the Purchaser or any member of the

Purchaser's Group only for the purposes for which such personal data was initially collected from or in respect of the relevant individuals, and only to the extent that the personal data relates to the carrying on of the business or activity, or the fulfilment of the objects, for which the transaction contemplated by this Agreement has taken place.

18.   NOTICES

18.1   Any notice or other communication to be given under or in connection with this Agreement ("**Notice**") shall be:

(a)   in writing;

(b)   in the English language; and

(c)   delivered by hand, pre-paid recorded delivery, pre-paid special delivery or courier using an internationally recognised courier company, or by email to an authorised email address.

18.2   A Notice to the ITE Seller shall be sent to the following address, or such other person or address as the ITE Seller may notify to the other Parties from time to time. Notice of any change shall be effective ten (10) Business Days after it is served:



with a copy (such copy in itself not constituting notice) to:



18.3   A Notice to the Blue Owl Seller shall be sent to the following address, or such other person or address as the Blue Owl Seller may notify to the other Parties from time to time. Notice of any change shall be effective ten (10) Business Days after it is served:



with a copy (such copy in itself not to constitute actual notice) to:



18.4   A Notice to the Axonic Sellers shall be sent to the following address, or such other person or address as the Axonic Sellers may notify to the other Parties from time to time. Notice of any change shall be effective ten (10) Business Days after it is served:



with a copy (such copy in itself not to constitute actual notice) to:



18.5   A Notice to the Purchaser shall be sent to the following address, or such other person or address as the Purchaser may notify to the other Parties from time to time. Notice of any change shall be effective ten (10) Business Days after it is served:



with a copy (such copy in itself not to constitute actual notice) to:



18.6   A Notice shall be effective upon receipt and shall be deemed to have been received:

(a)   at 9.00 a.m. on the second Business Day after posting, if sent by pre-paid post, or at the time recorded by the delivery service if sent recorded delivery;

(b)   at the time of delivery, if delivered by hand or courier; or

(c)   at the time of sending, if sent by email; provided that receipt shall not occur if the sender receives an automated message indicating that the message has not been delivered to the recipient.

18.7   A Party shall notify the other Parties of any change to its details in this Clause 18 in accordance with the provisions of this Clause 18; provided that such notification shall only be effective on the later of the date specified in the notification and five (5) Business Days after deemed receipt.

19.   INVALIDITY

19.1   If any provision in this Agreement is held to or becomes illegal, invalid or unenforceable, in whole or in part, under the law of any jurisdiction the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties.

19.2   To the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 19.1, then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed severed from this Agreement. The remaining provisions will, subject to any deletion or modification made under Clause 19.1, not be affected, remain in full force in that jurisdiction and all provisions shall continue in full force in any other jurisdiction.

20.   ENTIRE AGREEMENT

20.1   This Agreement together with any other documents referred to in it, constitutes the whole agreement between the Parties relating to the subject matter of this Agreement and the Transaction Documents at the date of this Agreement to the exclusion of any terms implied by law that may be excluded by contract and supersedes any previous written or oral agreement between the Parties in relation to the matters dealt with in this Agreement.

20.2   Each Party acknowledges that, in entering into this Agreement, it is not relying on any representation, warranty or undertaking not expressly incorporated into it.

20.3   A Party's only right or remedy in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or that Transaction Document and no Party shall have any right or remedy in respect of misrepresentation (whether negligent or innocent and whether made prior to and/or in this Agreement).

20.4   Nothing in this Clause 20 limits or excludes any liability for fraud.

21.   AGREEMENT PREVAILS

If there is any inconsistency between the provisions of this Agreement and those of any other Transaction Document, then the provisions of this Agreement shall prevail in respect of the Parties hereto.

22.   VARIATION

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of the Purchaser and the Majority Sellers; provided that the prior written consent of the Axonic Sellers shall be required if and to the extent that any variation would have a material and disproportionate adverse effect on the rights of the Axonic Sellers as compared to the rights of the Majority Sellers.

23.   NO WAIVER

23.1   No waiver of any right under this Agreement or any other Transaction Document shall be effective unless in writing and signed by the Party giving it. Unless expressly stated otherwise, a waiver shall be effective only in the circumstances and for the purpose for which it is given.

23.2   No delay or omission by any Party in exercising any right or remedy provided by law or under this Agreement shall constitute a waiver of such right or remedy.

23.3   The single or partial exercise of a right or remedy under this Agreement shall not preclude any other nor restrict any further exercise of any such right or remedy.

24.   THIRD PARTY RIGHTS

24.1   The Parties do not intend that any term of this Agreement shall be enforceable by any person who is not a Party to this Agreement by virtue of the Contracts (Rights of Third Parties) Act 1999 or otherwise save that Clauses 7.2 and 7.4 are intended to benefit the third parties mentioned therein and such Clauses shall be enforceable by any of them to the full extent permitted by law, subject to the other terms and conditions of this Agreement.

24.2   The Parties may amend or vary this Agreement in accordance with its terms without the consent any other person.

25. **COUNTERPARTS**

This Agreement may be and shall be effective when each Party has executed a counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

26. **GOVERNING LAW AND JURISDICTION**

26.1 This Agreement (and the other Transaction Documents that are not expressed to be governed by another law) and any non-contractual obligations arising out of or in connection with it is governed by and shall be construed in accordance with English law.

26.2 Excluding any dispute in respect of the Completion Accounts (which shall be settled as set out in paragraph 2 of Part 3 of Schedule 4), each of the Parties irrevocably agrees that the courts of England shall have exclusive jurisdiction to settle any dispute that may arise out of or in connection with this Agreement and the other Transaction Documents and that, accordingly, any proceedings arising out of or in connection with this Agreement and the other Transaction Documents shall be brought in such courts. Each of the Parties irrevocably submits to the jurisdiction of such courts and waives any objection to proceedings in any such court on the ground of venue or on the ground that the proceedings have been brought in an inconvenient forum.

26.3 Each of the Parties agrees that in the event of any action between any of the Parties being commenced in respect of this Agreement or any matters arising under it, the process by which it is commenced (where consistent with the applicable court rules) may be served on them in accordance with Clause 18.

27. **AGENT FOR SERVICE OF PROCESS**

27.1 The Sellers shall, as soon as reasonably practicable following Completion (and in any event, within ten (10) Business Days of Completion), notify the Purchaser of their respective agents for service of process in England.

27.2 If any person appointed as agent for service of process ceases to act as such the relevant Party shall immediately appoint another person to accept service of process on its behalf in England and notify the other Parties of such appointment. If it fails to do so within ten (10) Business Days, any other Party shall be entitled by notice to the other Parties to appoint a replacement agent for service of process.

THIS AGREEMENT has been entered into by the Parties on the date first above written.

ASSURED GUARANTY UK HOLDINGS LTD acting by a director:

_____

Name:
Title:

[Signature Page to Project Vireo Sale and Purchase Agreement]

LONG DURATION FINANCING SUB LLC acting by a director:

███████████

_____

Name: ████████

Title: ████

BLUE OWL GP STAKES V (B) LP acting by a director:



_____

Name: ███████████

Title: ███████████████

AXONIC FUNDING (CAYMAN) LP acting by a director:



Name:

Title:

AXONIC CAPITAL LLC acting by a director:

Name: ███████████

Title: ███████████

[Signature Page to Project Vireo Sale and Purchase Agreement]

SCHEDULE 1
THE SALE SHARES

Seller	B Preference Shares	Deferred Shares
ITE Seller	4,091,876	1
Blue Owl Seller	1,552,091	-
Axonic Funding Seller	282,198	-
Axonic Capital Seller	47,671	-
TOTAL	5,973,836	1

SCHEDULE 2
COMPLETION DELIVERABLES

1. **SELLERS' OBLIGATIONS**

1.1 On Completion, each of the Sellers shall deliver or make available to the Purchaser:

(a) a duly executed irrevocable power of attorney in favour of the Purchaser duly executed by the registered holder(s) of that Seller's Sale Shares to enable the Purchaser (pending registration of the relevant transfer) to exercise all voting and other rights attaching to such Sale Shares and to appoint proxies for this purpose;

(b) if applicable, a copy of the resolution of the directors or other management body of such Seller authorising the execution by the relevant Seller of each of the Transaction Documents to which the relevant Seller is a party; and

(c) duly executed share transfer forms in respect of its Sale Shares in favour of the Purchaser together with the share certificates (or an indemnity in respect of any lost or unavailable share certificates in the agreed terms) relating to such Sale Shares; and

(d) all web-filing details for each Group Company and its Companies House (or equivalent) authentication codes (as relevant).

1.2 On Completion, each of the Majority Sellers shall deliver or make available to the Purchaser:

(a) a duly executed copy of the Disclosure Letter duly executed by Warwick Topco;

(b) a counterpart of the Warranty Deed duly executed by Warwick Topco; and

(c) duly executed written resignations (in the agreed terms) of each of its Resigning Directors.

1.3 Immediately prior to Completion, the Sellers shall procure that a board meeting of Warwick Topco is duly convened and held at which:

(a) the transfers of the Sale Shares pursuant to this Agreement shall be approved for registration;

(b) subject to Completion and return of the duly stamped stock transfer forms, the name of the Purchaser is to be entered into Warwick Topco's register of members as holder of the Sale Shares; and

(c) the appointment of such individual(s) to the board of Warwick Topco, as shall be notified by the Purchaser to the Majority Sellers no less than five (5) Business Days prior to Completion, is duly approved.

1.4 As soon as reasonably practicable following the date of this Agreement (and no later than five (5) Business Days thereafter), the Sellers shall deliver or make available to the Purchaser a ShareFile link providing access to a folder containing the contents of the Data Room as at 14 January 2026.

2. **PURCHASER'S OBLIGATIONS**

2.1 On Completion (or in the case of paragraph 2.1(e) below only, as soon as practical thereafter), the Purchaser shall:

(a) deliver or make available to the Majority Sellers:

(i) a duly executed acknowledgement of receipt by the Purchaser of the Disclosure Letter in the form executed by Warwick Topco;

(ii) a counterpart of the Warranty Deed duly executed by the Purchaser; and

	(iii)	a copy of the resolution of the directors of the Purchaser authorising the execution by the Purchaser of each of the Transaction Documents to which the Purchaser is a party;

(b)   pay to each Seller its Pro Rata Portion of the Initial Consideration by wire transfer of immediately available funds to each Seller's Nominated Account;

(c)   pay to the Escrow Account the Escrow Amount by wire transfer of immediately available funds; and

(d)   pay or cause to be paid the Sellside Legal Adviser Fees to Skadden, Arps, Slate, Meagher & Flom LLP to the account notified to the Purchaser in advance of the date of this Agreement;

(e)   procure, to the extent not paid prior to the Completion Date, that the relevant Group Company:

     (i)   pays the Disclosed Transaction Bonuses, subject to appropriate deductions or withholdings of any associated employee Taxes (including income tax and employee national insurance contributions), such payments to be made through the relevant Group Company's payroll; and

     (ii)   accounts to the appropriate Taxation Authority in respect of any Taxes arising in connection with the Disclosed Transaction Bonuses (including associated employer national insurance contributions and apprenticeship levy (or equivalent employer contributions or employer portion of any analogous payroll or social security Taxes in any jurisdiction where applicable)).

3.   GENERAL

3.1   Subject to paragraph 3.2 below, all documents and items delivered at Completion pursuant to this Schedule 2 shall be held by the recipient to the order of the person delivering the same until such time as Completion shall be deemed to have taken place.

3.2   Immediately upon:

(a)   delivery of all documents and all items required to be delivered at Completion (or waiver of delivery of it by the person entitled to receive the relevant document or item); and

(b)   receipt of all electronic funds transfers in accordance with paragraph 2.1(b) and 2.1(c) of this Schedule 2,

the documents and items delivered in accordance with this Schedule 2 shall cease to be held to the order of the person delivering them and Completion shall be deemed to have taken place.

SCHEDULE 3
INTENTIONALLY OMITTED

SCHEDULE 4
COMPLETION ACCOUNTS

PART 1
RULES FOR PREPARATION OF COMPLETION ACCOUNTS

1.1   The Completion Accounts shall:

(a)   be prepared:

(i)   as at the Effective Time; and

(ii)   in accordance with this Part 1 (*Rules for Preparation of Completion Accounts*) of this Schedule 4;

(b)   comprise: a US GAAP consolidated balance sheet in a form similar to the format in the Management Accounts as of 30 September, 2025 of Warwick Topco and the other Group Companies, substantially in the form set out in Appendix 1 to this Schedule 4, which shall be used for illustrative purposes only; and

(c)   subject, where applicable, to the remaining provisions of this Part 1 (*Rules for Preparation of Completion Accounts*) of this Schedule 4, be prepared and determined, and the items and amounts to be included in them shall be identified and calculated, by applying the relevant definitions in this Schedule 4 and:

(i)   by applying the specific accounting treatments set out in Part 2 (*Specific Accounting Treatments*) of this Schedule 4;

(ii)   solely to the extent consistent with the Accounting Standards, the same accounting methods, policies, practices and procedures, including classification, used by the relevant member of the Group in the preparation of the Financial Statements of the Group as of 31 December, 2024;

(iii)   to the extent not addressed elsewhere, determined in accordance with the Accounting Standards; and

(iv)   in preparing the Completion Accounts, no item may be included more than once or be "double counted" (whether positive or negative) in the Completion Accounts.

In the event of any conflicts, clause (c)(i) shall take precedence over clauses (c)(ii) and (c)(iii), and clause (c)(ii) shall take precedence over clause (c)(iii).

1.2   For the avoidance of doubt, there are no differences between the consolidated net asset value of Warwick Topco and the other Group Companies as calculated based on US GAAP and UK GAAP.

PART 2
SPECIFIC ACCOUNTING TREATMENTS

1.1 The following specific accounting treatments shall apply to the preparation of the Completion Accounts:

(a) **Specific Accounting Principles**

(i) The actuarial assumptions used (including discount rate methodologies) by Warwick Topco (which have been Disclosed to the Purchaser) in producing management accounts for the 12-month period ending on 31 December 2025, and which have also been applied in producing the Estimated Book Value, shall be consistently applied to the Completion Accounts.

(ii) Accruals in respect of incentive compensation, including (1) annual and retention bonuses and any associated obligations of the employer or engaging entity (including benefits and any tax costs applicable to Relevant Persons), shall include all benefit-related costs borne by the employer or engaging entity, including the portions of contributions of both the employer or engaging entity and the Relevant Person required under the Bermuda National Pension Scheme, Government Social Insurance, and any other applicable statutory or contractual benefit programs and (2) all retention bonus obligations in respect of Relevant Persons who have satisfied the eligibility criteria for payment of such bonuses. Such accruals shall be based on the gross amounts expected to be paid and shall include all benefit-related costs and any tax costs applicable to Relevant Persons borne by the employer or engaging entity, including (to the extent applicable) the portions of any contributions of both the employer or engaging entity and the Relevant Person required under the Bermuda National Pension Scheme, Government Social Insurance and any other applicable statutory or contractual benefit programs.

(iii) The Completion Accounts shall include full accruals for all unpaid compensation and benefits related to Relevant Persons incurred up to immediately prior to the Effective Time, including salaries, wages, fees, overtime, paid time off, severance, garden leave and other compensation-related entitlements. Such accruals shall be based on the gross amounts expected to be paid and shall include all benefit-related costs and any tax costs applicable to Relevant Persons borne by the employer or engaging entity, including (to the extent applicable) the portions of any contributions of both the employer or engaging entity and the Relevant Person required under the Bermuda National Pension Scheme, Government Social Insurance and any other applicable statutory or contractual benefit programs.

(iv) The Completion Accounts will not include any deferred tax assets and liabilities.

(v) Intercompany balances, including investment in subsidiaries, between or among the Seller and Warwick Topco shall be reconciled, settled and/or eliminated. Any unreconciled asset balances shall be excluded from Completion Accounts.

(vi) The Completion Accounts shall be prepared on the basis that Warwick Topco is a going concern, shall exclude (except with respect to any indebtedness or transaction expenses) the effect of change of control or ownership of Warwick Topco and shall exclude the impact of changes in assets and liabilities as a result of purchase accounting.

(vii)   The Completion Accounts shall be prepared in U.S. Dollars. Assets and liabilities denominated in a currency other than U.S. Dollars shall be converted into U.S. Dollars utilising the Exchange Rate as of the Effective Time.

(viii)   The Completion Accounts shall include full accruals for all Transaction Expenses to the extent not paid prior to the Effective Time.

1.2   The Completion Accounts shall be prepared:

(a)   excluding any receivables that:

(i)   are aged over 90 days past the initial recording date; or

(ii)   related to accounts where the customer is (or where steps have been taken to place that customer) in liquidation, receivership or administration, where the debt has been placed into the hands of lawyers to collection agents for collection or for any other debt where there is doubt about full collection being foreseeable;

(b)   so that there is no minimum materiality limit applied, and using the specific procedures that would be adopted at a financial year-end, including detailed analysis of accruals (such as the recording and amortisation of any deferred acquisition costs) and cut-off procedures;

(c)   so that, subject to any other policy within this Schedule, where an accrual, provision or reserve was made in the latest Management Accounts in relation to any matter or series of matters, no decrease in that accrual, provision or reserve shall be made in the Completion Accounts, unless and to the extent that since the date of the latest Management Accounts, the specific obligation was paid, service was performed, or a corresponding asset was written off; and

(d)   so that no new categories, classifications or type of costs or assets will be included as receivables, prepaid expenses or capitalised costs in the Completion Accounts that were not classified as such in the latest Management Accounts.

1.3   In determining the Actual Book Value and the Estimated Book Value:

(a)   no amount shall be double-counted; and/or

(b)   there shall be deducted, on a dollar-for-dollar basis, an amount equal to all Leakage occurring or deemed to have occurred from and after the Effective Time to and including Completion.


PART 3
PREPARATION, DELIVERY AND AGREEMENT


1.   **PROCESS**

1.1   As soon as reasonably practicable following Completion and in any event within sixty (60) Business Days of the Completion Date, the Purchaser shall prepare the draft Completion Accounts in accordance with the provisions of Part 1 of this Schedule 4 (*Rules for Preparation of Completion Accounts*) (the "**Draft Completion Accounts**") and deliver the same to the Sellers.

1.2   Within twenty (20) Business Days of receipt from the Purchaser of the Draft Completion Accounts, the Sellers shall either:

(a)   confirm to the Purchaser in writing its acceptance of the Draft Completion Accounts; or

(b)   notify the Purchaser in writing of its non-acceptance of the Draft Completion Accounts (a "**Non-Acceptance Notice**"), together with written details of each matter disputed and of its proposed modifications.

1.3   If a Seller serves a Non-Acceptance Notice pursuant to paragraph 1.2 of this Part 3 (*Preparation, Delivery and Agreement*) of this Schedule 4, the Purchaser and the Sellers shall use all reasonable endeavours to meet and discuss the objections of the Seller(s) and to agree the adjustments (if any) required to be made to the draft Completion Accounts within fifteen (15) Business Days after the Purchaser receives the Non-Acceptance Notice.

1.4   If the Sellers confirm their acceptance of the Draft Completion Accounts (either as originally submitted to it or with such modifications as the Parties agree) or fails to notify the Purchaser of its non-acceptance in accordance with paragraph 1.2(b) of this Part 3 (*Preparation, Delivery and Agreement*) of this Schedule 4, the Draft Completion Accounts (incorporating any modifications agreed in writing) shall constitute the Completion Accounts for the purposes of this Agreement, which shall be final and binding on the Parties in the absence of manifest error or fraud.

2.   **DISPUTES**

2.1   If the Purchaser and the Sellers are unable to agree on the Draft Completion Accounts within fifteen (15) Business Days of the Purchaser's receipt of a Seller's Non-Acceptance Notice, the disputed matters may be referred for determination by either Party to Deloitte & Touche LLP or, if Deloitte & Touche LLP is unable or unwilling to act, an independent reputable firm of accountants of international standing to be agreed by the Purchaser and the Sellers in writing or, failing such agreement, appointed by the President for the time being of the Institute of Chartered Accountants in England and Wales (the "**Expert**").

2.2   The following provisions shall apply in relation to the Expert:

(a)   within ten (10) Business Days of the Expert's appointment, the Sellers and the Purchaser shall each prepare a statement in writing on the disputed matters that (together with the relevant supporting documents) shall be submitted to the Expert and simultaneously copied to the other Party;

(b)   each of the Sellers and the Purchaser shall be entitled to comment in writing once only on the other's submission by written notice to the Expert no later than five (5) Business Days after receiving that submission, following which neither Party shall be entitled to make further statements or submissions other than in response to a request from the Expert;

(c)   in making its decision in relation to the dispute, the Expert shall be directed to apply:

(i)   the terms and provisions of this Agreement; and

(ii)   subject to paragraph 2.2(c)(i) above, such terms of reference as are submitted jointly to it by the Parties in writing any time prior to its final decision in relation to the dispute;

(d)   in giving its determination, the Expert shall state what adjustments (if any) are necessary to the draft Completion Accounts in relation to the disputed matters for the purposes of this Agreement; provided that the Expert shall not assign a value greater than the greatest value or less than the lowest value set forth in the Draft Completion Accounts or the Non-Acceptance Notice in respect of any amounts, to ensure the parties do not take more favourable positions during the disputes resolution process; provided, further, that there shall be no ex-parte communications between the Parties;

(e)   the Expert shall be requested to notify the Purchaser and the Sellers of its decision within thirty (30) Business Days of its appointment pursuant to this Schedule 4 (*Completion Accounts*), or such longer reasonable period as it may determine;

(f)   the Expert shall act as an expert (and not as an arbitrator) in making its determination; and

(g)   the Expert's determination shall be final and binding on the Parties in the absence of manifest error or fraud and shall be applied to the Draft Completion Accounts that, as adjusted in the manner that the Expert has determined is necessary, shall constitute the Completion Accounts for the purposes of this Agreement.

3.   **ACCESS TO INFORMATION AND COSTS**

3.1   Each Party shall bear its own costs in connection with the Completion Accounts, save that the fees and costs of any Expert shall be borne equally by the Purchaser (on the one hand) and the Sellers (on the other hand).

3.2   The Purchaser and the Sellers shall provide each other, their respective advisers and any Expert appointed pursuant to paragraph 2.1 of this Part 3 (*Preparation, Delivery and Agreement*) of this Schedule 4, with reasonable access (at reasonable times) to all information relating to the operations of the Group in their respective possession or control, including to all books, records (and the right to take copies, including electronic copies), employees and other personnel, and give all assistance requested, as may in each case be reasonably required in order for the Purchaser, the Sellers or the Expert (as the case may be) to prepare, review, make submissions in relation to or determine the Completion Accounts.

APPENDIX 1
COMPLETION ACCOUNTS FORMAT

SCHEDULE 5
ESCROW ACCOUNT

PART 1
GENERAL

1. No amount shall be released from the Escrow Account except in accordance with the provisions of this Schedule 5 and the Escrow Agreement.

2. All interest accruing on the Escrow Account shall form part of the Escrow Amount.

3. All bank charges incurred in relation to the Escrow Account shall be borne fifty percent (50%) by the Purchaser and the remaining fifty percent (50%) by the Sellers (in accordance with their Pro Rata Portion) and the Escrow Account shall be reimbursed to the extent of such bank charges by the Sellers and the Purchaser in the same proportionate amounts.

PART 2
PAYMENTS FROM THE ESCROW ACCOUNT

1.   The Escrow Account shall be maintained and operated for the period commencing on the Completion Date to the date that is three (3) Business Days following determination of the Final Consideration pursuant to Clause 3 and Schedule 4 of this Agreement (the "**Escrow Period**").

2.   Within two (2) Business Days of determination of the Final Consideration pursuant to Clause 3 and Schedule 4 of this Agreement in the case of:

    (a)   Clause 3.4(a) or if there is no payment to be made under Clause 3.4(b) (i.e. there is no change to the Estimated Book Value), the Purchaser and the Majority Sellers shall deliver a joint written instruction to the Escrow Agent to release 100% of the funds in the Escrow Account to the Sellers; or

    (b)   Clause 3.4(b), the Majority Sellers and the Purchaser shall deliver a joint written instruction to the Escrow Agent to release: (i) an amount, if any, to the Purchaser; and (ii) any remaining funds in the Escrow Account to the Sellers, in each case consistent with such Clause.

3.   Notwithstanding any other provision of this Agreement, Clause 3.4 of this Agreement and paragraph 2 (*Disputes*) of Part 3 (*Preparation, Delivery and Agreement*) of Schedule 4 shall constitute the exclusive remedy of the Parties with respect to the determination of the Final Consideration. To the extent permitted by applicable law, the Parties shall treat any payments made pursuant to this Part 2 of Schedule 5 as an adjustment to the Final Consideration for applicable Tax reporting purposes.

4.   Where a release is to be made to the Sellers, the written instruction to the Escrow Agent shall make it clear that such release shall be made to each of the Sellers in proportion to their respective Pro Rata Portions.

SCHEDULE 6
INDEMNIFICATION OF CLAIMS

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